UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of May, 2024 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

1 Santander UK Group Holdings plc The information contained in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2023 have been filed with the Registrar of Companies. The statement of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the three months ended 31 March 2024 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2023. A list of abbreviations is included at the end of this statement. Santander UK Group Holdings plc Quarterly Management Statement for the three months ended 31 March 2024 Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk For more information: See Investor Update presentation www.santander.co.uk

2 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “This quarter’s results are in line with our expectations. We have seen encouraging growth in our Corporate & Commercial business using our global network to help businesses into new markets. We also launched new products to support our customers’ changing needs, including the Edge credit card with cashback and 95% LTV mortgages for new build properties – supporting aspiring homeowners, particularly first- time buyers. “The recent fall in the rate of inflation will be welcomed by our customers who continue to face cost of living pressures. Our prudent approach to risk and targeted support has meant that in a challenging environment, levels of arrears have remained low. “Looking ahead, we will continue to leverage both the local and the combined scale and expertise of Banco Santander Group to deliver our strategic priorities for the year ahead. We will maintain our focus on delivering for our customers by offering competitive and innovative products and drive value by effectively managing our costs.” Q1-24 financial and business highlights We continued to help and support our customers ▪ 1.5 million customers offered support to help with the increased cost of living. ▪ Continued to prioritise our customers’ needs, underlining our commitment to Consumer Duty. ▪ Grew our CCB business with new clients, providing connections to our global network to support their UK and overseas growth. ▪ NPS ranked 4th for Retail and 1st for Business & Corporate. Customer service is integral to our strategy and remains a key area of focus1. Profit before tax down to £391m (Q1-23: £547m), with RoTE of 10.3% (2023: 14.4%) ▪ Banking NIM of 2.07%, down 4bps from Q4-23 and down from 2.21% in Q1-23 due to higher cost of deposits. ▪ Although deposit migration from current accounts to savings slowed in Q1-24, overall deposit costs are higher than a year ago. ▪ Operating expenses up 7%, with further investment in efficiency and customer experience, and following two years of high inflation. ▪ CIR of 57%, up 4pp from Q4-23; up from 47% in Q1-23. ▪ Credit impairment charges down 69% and cost of risk down to 8bps (Q1-23: 15bps), given the improved economic outlook. ▪ Stage 3 ratio of 1.57%, up 8bps from Dec-23, due to a smaller mortgage book and some single name cases in CCB. ▪ Arrears remain low, reflecting our prudent approach to risk despite the challenging environment for customers. Customer loans and deposits reduced following further disciplined pricing actions, with LDR of 107% (Dec-23: 108%) ▪ Our decision to optimise balance sheet returns led to a £2.5bn reduction in mortgage lending. ▪ Customer deposits reduced by £0.3bn in Q1-24 with seasonal first quarter outflows largely offset by deposit inflows. Strong liquidity, capital and funding ▪ LCR of 166% (Dec-23: 162%) with liquidity pool of £55.2bn (Dec-23: £50.9bn). ▪ CET1 capital ratio of 15.2% (Dec-23: 15.2%) and UK leverage ratio of 5.1% (Dec-23: 5.1%), well above minimum requirements. ▪ Repaid £2.0bn TFSME in Q1-24 as planned with £15.0bn outstanding. Stable and diversified wholesale funding programmes. Looking ahead ▪ We intend to continue to prioritise profitability, capital generation and our core banking franchise in 2024, through planned balance sheet optimisation, resulting in lower mortgage lending and customer deposits. ▪ While we anticipate that 2024 Banking NIM will be lower than 2023, the impact of our pricing discipline and increased contribution to income from the structural hedge should positively impact Banking NIM in the second half of the year. ▪ As part of our strategy to drive further digitalisation, efficiency and simplification, our focus on cost management will continue, alongside additional investments. 1. See page 10 for more on NPS.

Income statement and balance sheet

Summarised consolidated income statement Q1-24 vs Q1-23	Q1-24 £m	Q1-23 £m	Change %
Net interest income	1,053	1,184	(11)
Non-interest income[1]	95	124	(23)
Total operating income	**1,148**	**1,308**	**(12)**
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(655)	(614)	7
Credit impairment (charges) / write-backs	(19)	(61)	(69)
Provisions for other liabilities and charges	(83)	(86)	(3)
Profit before tax	**391**	**547**	**(29)**
Tax on profit	(103)	(145)	(29)
Profit after tax	**288**	**402**	**(28)**
Banking NIM	2.07%	2.21%	-14bps
CIR	57%	47%	10pp

Profit before tax down 29%

- Net interest income down 11%, largely due to higher customer deposit costs following the pass-through of 2023 base rate changes to customers.
- Non-interest income down 23%, primarily due to the Q1-23 revaluation gain of our shares in Euroclear which was not repeated and lower operating lease income in Consumer Finance.
- Operating expenses[3] up 7%, with further investment in efficiency and customer experience, and following two years of high inflation.
- Credit impairment charges down 69%, given the improved economic outlook with lower unemployment and higher house prices now expected.
- Provisions for other liabilities and charges down 3%, with lower transformation related charges, largely offset by the new Bank of England levy introduced in March 2024, replacing the Cash Ratio Deposit scheme which was previously accounted for as a non-interest earning asset in net interest income.
- Tax on profit decreased 29%, reflecting the reduction in profit.

Summarised balance sheet	31.03.24 £bn	31.12.23 £bn
Customer loans	203.7	206.7
Other assets	78.7	75.4
Total assets	**282.4**	**282.1**
Customer deposits	193.3	193.6
Total wholesale funding	55.5	55.8
Other liabilities	18.5	17.7
Total liabilities	**267.3**	**267.1**
Shareholders' equity	15.1	15.0
Total liabilities and equity	**282.4**	**282.1**

FCA review of Motor Finance commission

In January 2024, the FCA initiated a review of historical commission arrangements between motor finance firms and dealers. While it is possible that certain charges may be incurred in relation to the FCA's review or related existing or future county court claims, Financial Ombudsman Service (FOS) complaints and the Competition Appeal Tribunal (CAT) proceedings, it is not considered that a legal or constructive obligation has been incurred in relation to these matters that would require a provision to be recognised at this stage. The resolution of such matters is not possible to predict with any certainty and there remain significant inherent uncertainties regarding the existence, scope and timing of any possible outflow which make it impracticable to disclose the extent of any potential financial impact.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Not used.
3. Operating expenses before credit impairment (charges) / write-backs, provisions and charges.

3 Santander UK Group Holdings plc

Customer balance sheet analysis

Customer loans	31.03.24				31.12.23			
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
	£bn	%	%	%	£bn	%	%	%
Retail & Business Banking	179.5	88.6	10.1	1.30	182.3	88.3	10.5	1.27
- Mortgages	172.7	88.9	10.0	1.19	175.2	88.5	10.4	1.16
- Credit Cards	2.6	85.3	12.8	3.22	2.7	85.4	12.9	2.95
- UPLs	2.1	84.9	13.7	1.42	2.1	84.4	14.3	1.32
- Overdrafts	0.4	46.4	47.2	7.39	0.5	43.9	50.1	6.73
- Business Banking	1.7	86.4	6.5	7.24	1.8	86.5	6.3	7.25
Consumer Finance	5.1	92.7	6.7	0.60	5.2	93.1	6.3	0.53
Corporate & Commercial Banking	17.8	78.6	17.0	4.73	17.9	77.1	19.1	4.14
Corporate Centre	1.3	99.8	0.1	0.09	1.3	99.8	0.1	0.10
Total	**203.7**	**87.9**	**10.6**	**1.57**	**206.7**	**87.5**	**11.1**	**1.49**

Resilient customer loan portfolios

Arrears over 90 days past due %	Mortgages	Credit Cards	UPL	Overdrafts	Business Banking	Consumer Finance	CCB
31 March 2024	0.82	0.58	0.81	2.60	4.20	0.49	1.06
31 December 2023	0.80	0.51	0.73	2.43	4.15	0.43	1.04

Prudent approach to risk evident across portfolios

- Mortgages: average stock LTV of 51% (Dec-23: 51%) and average new loan size of £227k (2023: £228k). £57bn of new business and internal transfers were priced in 2023 and Q1-24, and by the end of the year a further £29bn will reach end of incentive period. Arrears from recent internal transfers remains low, with less than 1% of customers entering arrears within 12 months.
- Credit Cards: 56% (2023: 55%) of customers repay full balance each month.
- UPL: average customer balances £6k (Dec-23: £6k).
- Overdrafts: relatively small balance of £0.4bn, down from £0.5bn in 2023.
- Business Banking: includes £1.6bn (Dec-23: £1.7bn) of BBLS with 100% Government guarantee.
- Consumer Finance: 91% (Dec-23: 87%) of lending is collateralised on the vehicle.
- CCB: customers largely resilient to lower growth and inflationary pressures, with a small uptick in watchlist and stage 3 exposures.

ECL provision

- ECL provision decreased by £27m to £967m (2023: £994m) largely due to lower unemployment and higher HPI assumptions, including a reduction in weighting of the Stubborn Inflation scenario.
- While our HPI forecast has improved, the outlook for the housing market remains uncertain and so we introduced a new £10m JA in Q1-24 to reflect the potential for lower than forecast HPI.
- 3-month gross write-off utilisation of £47m largely driven by unsecured retail (Q1-23: £42m; 12-month 2023: £232m).

Customer deposits	31.03.24	31.12.23
	£bn	£bn
Retail & Business Banking	157.6	158.3
- Current accounts	63.9	65.0
- Savings accounts	78.7	77.5
- Business banking accounts	9.8	10.6
- Other retail products	5.2	5.2
Corporate & Commercial Banking	25.1	24.1
Corporate Centre	10.6	11.2
Total	**193.3**	**193.6**

4 Santander UK Group Holdings plc

Economic scenarios and ECL

Economic scenarios updated to reflect the latest market data including expectations for inflation and base rate trajectory

- Our Base Case has been updated, most notably HPI, with house prices now expected to rise over the 5-year period. Given unemployment was lower than expected at the start of 2024, the peak rate of unemployment is lower.
- Downside 1 and Downside 2 scenarios capture the impact of continuing weaker investment, the increasing risk from geopolitical events and the ongoing significant mismatch between job vacancies and skills, as well as a smaller labour force.
- We have increased the Downside 1 scenario weighting by 5pp, offset by a reduction in the weighting for the Stubborn Inflation scenario by 5pp due to the easing of inflationary pressures.
- The Stubborn Inflation scenario reflects the possibility that inflation remains above the Bank of England target, leading to further base rate increases. This adds to cost of living pressures creating weak consumer demand.
- The Upside scenario incorporates a quicker economic recovery.

Economic scenarios 31 March 2024[1]		Upside %	Base Case %	Downside 1 %	Stubborn Inflation %	Downside 2 %	Weighted %
GDP (calendar year annual growth rate)	2023	0.1	0.1	0.1	0.1	0.1	0.1
	2024	0.7	0.2	-0.1	-1.5	-2.6	-0.3
	2025	2.0	1.3	0.2	-0.8	-2.5	0.5
	2026	2.5	1.5	0.4	0.4	0.4	1.1
	2027	2.5	1.4	0.4	0.7	1.9	1.3
	2028	2.5	1.4	0.2	0.8	2.6	1.4
	Peak to trough[2]	n.a.	n.a.	-0.4	-2.4	-5.2	-0.5
Base rate (At 31 December)	2023	5.25	5.25	5.25	5.25	5.25	5.25
	2024	4.25	4.50	5.50	6.00	3.75	4.78
	2025	3.25	3.50	4.25	5.75	2.00	3.78
	2026	3.00	3.25	3.25	4.00	2.00	3.21
	2027	3.00	3.00	3.00	3.00	2.50	2.95
	2028	3.00	3.00	3.00	3.00	3.00	3.00
	5-year Peak	5.25	5.25	5.50	6.00	5.25	5.25
HPI (Q4 annual growth rate)	2023	-0.8	-0.8	-0.8	-0.8	-0.8	-0.8
	2024	6.7	3.0	-4.3	-11.8	-15.6	-1.8
	2025	7.5	3.5	-0.3	-6.3	-18.4	0.2
	2026	5.6	3.5	3.3	2.6	2.7	3.6
	2027	4.5	3.5	5.0	4.3	5.2	4.1
	2028	4.0	3.5	5.3	5.5	4.9	4.2
	Peak to trough[2]	n.a.	n.a.	-8.0	-20.0	-33.0	-5.0
Unemployment (At 31 December)	2023	3.8	3.8	3.8	3.8	3.8	3.8
	2024	3.9	4.2	4.3	4.9	7.6	4.6
	2025	3.6	4.4	4.7	5.5	8.2	4.9
	2026	3.4	4.3	5.1	5.9	7.6	4.9
	2027	3.1	4.2	5.5	6.0	7.0	4.8
	2028	3.1	4.2	5.9	6.1	6.4	4.9
	5-year Peak	4.2	4.4	5.9	6.1	8.5	4.9
Weight Mar-24:		10%	50%	15%	15%	10%	100%

ECL 31 March 2024 (100% weight to each scenario)	Upside £m	Base Case £m	Downside 1 £m	Stubborn Inflation £m	Downside 2 £m	Weighted £m
Retail & Business Banking	421	458	499	640	968	522
Consumer Finance	69	70	71	72	72	70
Corporate & Commercial Banking	344	361	379	406	441	375
Corporate Centre	-	-	-	-	-	-
Total	**834**	**889**	**949**	**1,118**	**1,481**	**967**

1. Our Q1-24 forecast used for ECL calculation.
2. GDP peak is taken from GDP level at Q2-23. HPI peak is taken from HPI level at Q3-22.

5 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	31 March 2024		31 December 2023	
	£bn	%	£bn	%
CET1 capital	10.6	15.2	10.5	15.2
Total qualifying regulatory capital	14.8	21.3	14.8	21.4
UK leverage (T1 capital)	12.6	5.1	12.5	5.1
RWA	69.5	-	69.1	-
LDR	-	107	-	108
Liquid assets / LCR	55.2	166	50.9	162
Total wholesale funding and AT1	57.5	-	58.0	-
- term funding	48.7	-	50.4	-
- TFSME	15.0	-	17.0	-
- with a residual maturity of less than one year	11.6	-	11.9	-

Capital ratios well above regulatory requirements

- UK leverage exposure increased slightly to £247.4bn (Dec-23: £247.2bn).
- RWAs increased slightly, largely due to higher undrawn commitments.
- We remain very strongly capitalised with significant headroom to minimum requirements and MDA.

Strong liquidity position

- Strong LCR of 166%, (Dec-23: 162%), with £21.8bn surplus LCR eligible liquid assets to requirement. NSFR of 137%, (Dec-23: 138%).
- LCR eligible liquidity pool of £55.2bn (Dec-23: £50.9bn), includes £40.0bn cash and central bank reserves (Dec-23: £38.4bn).
- Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.

Diversified funding across well-established issuance programmes

- LDR reduced to 107%, following further disciplined pricing actions, with mortgage lending down £2.5bn and customer deposits down £0.3bn.
- Issued c.£3.6bn Sterling equivalent medium-term funding from Santander UK plc.
- In April we priced a £400m AT1 which will be fully subscribed by Banco Santander, we also announced that we would exercise the call in our £500m AT1 securities issued in April 2017.

Structural hedge evolution

- Santander UK plc's structural hedge position increased, with c.£111bn at Mar-24 (Dec-23: c.£106bn), and duration of c.2.4 years (Dec-23: c.2.4 years).
- The overall contribution to income has increased as maturities were replaced with higher yielding term assets. Going forward, we expect the overall contribution of the structural hedge to stabilise.

6 Santander UK Group Holdings plc

7 Santander UK Group Holdings plc Appendix a) Calculations ▪ Banking NIM: Annualised net interest income divided by average customer loans for the period. (Q1-24: £205,029m; Q1-23: £217,569m). ▪ Cost of risk: Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months. (Q1-24: £208,904m; Q1-23: £217,874m). ▪ CIR: Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income. ▪ Non-interest income: Net fee and commission income plus other operating income. ▪ Stage 3 ratio: The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. ▪ RoTE: Annualised profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets. Detailed RoTE calculation Q1-24 2023 £m £m Annualised profit after tax 1,158 1,596 Less non-controlling interests of annual profit - - Profit due to equity holders of the parent (A) 1,158 1,596 Q1-24 2023 £m £m Average shareholders' equity 15,013 14,839 Less average AT1 securities (2,196) (2,196) Average ordinary shareholders' equity 12,817 12,643 Average goodwill and other intangible assets (1,541) (1,549) Average tangible equity (B) 11,276 11,094 RoTE (A/B) 10.3% 14.4%

b) Additional mortgage information

	31.03.24	31.12.23
Stock average LTV[1]	51%	51%
New business average LTV[1]	64%	66%
London lending new business average LTV[1]	63%	65%
BTL proportion of loan book	9%	9%
Fixed rate proportion of loan book	89%	89%
Variable rate proportion of loan book	8%	8%
SVR proportion of loan book	2%	2%
FoR proportion of loan book	1%	1%
Proportion of customers with a maturing mortgage retained[2]	78%	77%
Average loan size (stock)[3]	£188k	£188k
Average loan size (new business)	£227k	£228k

c) Interest rate risk

Net interest income sensitivity[4]	Q1-24 £m	2023 £m
+100bps	196	218
-100bps	-196	(220)

- The table above shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

d) Summarised changes to CET1 capital ratio in Q1-24

	CET1 capital ratio %
31 December 2023 CET1 capital ratio	15.2
Profit	+0.4pp
Dividends and AT1 coupons	-0.2pp
Expected loss less provisions	-0.1pp
RWA growth and other	-0.1pp
31 March 2024 CET1 capital ratio	**15.2**

e) CET1 capital ratio MDA trigger (headroom 3.9%)

	Minimum %
Pillar 1	4.5
Pillar 2A	2.3
Capital conservation buffer	2.5
Countercyclical capital buffer	2.0
Current MDA trigger	**11.3**

1. Balance weighted LTV.
2. Applied to mortgages three months post maturity and is calculated as a 12-month average of retention rates to Dec-23 and Sep-23 respectively.
3. Average initial advance of existing stock.
4. Based on modelling assumptions of repricing behaviour.

8 Santander UK Group Holdings plc

9 Santander UK Group Holdings plc List of abbreviations AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-to-Income Ratio ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standards JA Judgemental Adjustment LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio PRA Prudential Regulation Authority RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured personal loans

10 Santander UK Group Holdings plc Retail NPS: NPS ranked 4th for Retail Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,037 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 31 March 2024, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. March 2024: NPS ranked 4th for Retail, we note a margin of error which impacts those from 2nd to 5th and makes their rank statistically equivalent. March 2023: NPS ranked 5th for Retail, we note a margin of error which impacts those from 3rd to 5th and makes their rank statistically equivalent. Business & Corporate NPS: NPS ranked 1st for Business & Corporate Business & Corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 7,982 interviews made in twelve months ended 25 March 2024 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. March 2024: NPS ranked 1st for Business & Corporate. March 2023: NPS ranked 1st for Business & Corporate. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2024, the bank had around 19,800 employees and serves around 14 million active customers, 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank, backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At 31 December 2023, Banco Santander had 1.3 trillion euros in total funds, 165 million total customers, of which 29 million are loyal and 54 million are digital, 8,500 branches and over 212,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 255 of the Santander UK Group Holdings plc 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 5 March 2024. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 1 May 2024 By / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer